Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

October 5, 2005

Entourage Mining Ltd. (the “Company”) has entered into agreements to issue, by way of private placement, 1,275,000 units of the Company’s share capital at USD $0.11 per unit (each unit to consist of one common share and one non-transferable share purchase warrant, each warrant enabling the holder to purchase an additional share at USD $0.25 for a period of two years) for proceeds of USD$140,250.

The proceeds of the private placement will be used to further exploration on the Company’s gold/silver and uranium properties and for general working capital purposes.

Entourage Mining Ltd.
“Gregory Kennedy”

Gregory Kennedy
President

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com